

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 24, 2007

via U.S. mail

Mr. Robert R. Harl, President and Chief Executive Officer
Willbros Group, Inc. c/o Willbros USA, Inc.
4400 Post Oak Parkway
Suite 1000
Houston, Texas 77027

> **Re:** **Willbros Group, Inc.**
> **Post-effective amendments to Form S-1**
> **Filed March 30, 2007**
> **File Nos. 333-139499 and 333-135540**
>
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 14, 2007**
> **File No. 1-11953**

Dear Mr. Harl:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Controls and Procedures, page 112

Evaluation of Disclosure Controls and Procedures, page 112

1.   We note that your CEO and CFO "have concluded that [y]our disclosure controls and procedures…were not effective." You state that the determination was based on the evaluation of the disclosure controls and procedures and the detection of material weaknesses in your internal controls over financial reporting. While you note that the material weaknesses in your internal controls have been remediated as result of the sale of your Nigerian operations, it is unclear whether all deficiencies relating to your disclosure controls and procedures were addressed. In particular, we note that the deficiencies in your disclosure controls and procedures were attributable to the weaknesses in your internal controls over financial reporting as well as to aspects of your disclosure controls and procedures. Please revise to clarify whether the deficiencies that resulted in your officers' determination that your disclosure controls and procedures were not effective have been corrected. If not, discuss the steps that you are taking or intend to take to remediate the deficiencies.

Closing comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
        C. Moncada-Terry

        VIA FACSIMILE
        Mark D. Berman, Esq.
        (918) 586-8548